FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarter ended March 31, 2020

São Paulo, May 6, 2020 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended March 31, 2020 (“3Q20”). The consolidated information is prepared in accordance with the International Financial Reporting Standard (IFRS).

3Q20 Conference Call May 7, 2020
Portuguese with simultaneous translation into English 2:00 p.m. (Brasília) 1:00 p.m. (New York) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

Highlights

2019/2020 Harvest
Completion of planting second corn crop and harvesting more than **40,000 hectares** of soybean in Brazil and Paraguay

Guaranteeing supply to the global food chain amid Covid-19 pandemic, **without interruption** or significant changes **in our operations** up to this day

R$78.5 million
Adjusted EBITDA

R$353.2 million
Net Revenue

R$85.6 million
Net Income

PRICE	CONTACTS
AGRO3: R$21.10 LND: US$3.81	+ 55 (11) 3035 5374 ri@brasil-agro.com Gustavo Javier Lopez IRO Ana Paula Zerbinati Ribeiro Gama Elisa Cardoso Castelani Investor Relations

2020 is being marked by a very challenging scenario with the Covid-19 pandemic, which is substantially changing routine of the population. As disclosed in the Notice to the Market of March 23, we put into practice a plan with several measures established by a Risk and Prevention Committee set up especially for this purpose, in order to preserve the health of our employees, contribute to curb Covid-19 and mitigate its effects on our operations.

We are operating in Brazil and Paraguay with no significant impacts. We have also adopted measures to reinforce our solid balance and liquidity position, in order to further improve our business management capacity. Our leverage level remained virtually flat, our liquidity remained at comfortable levels and our hedging and sales policy allowed us to capture commodity prices above the budget, hedging the net exposure of our balance accounts, given that the Company’s revenues are positively linked to commodity prices and the U.S. dollar.

We closed the 9M19/20 harvest year (“9M20”) with Net Income of R$85.6 million and Adjusted EBITDA of R$78.5 million, reflecting a Net Revenue of R$353.2 million, R$24.0 million of which from the sale of farms and R$336.1 million from the sale of agricultural products. The Company’s result was momentarily impacted by the result of derivative operations, which resulted in a cash mismatch, due to the depreciation of the Brazilian real against the U.S. dollar.

Regarding our operations, we expect to increase soybean production by 2.3%, corn production by 38.7% and the second corn crop production by 7.7% in comparison with the initial estimate disclosed at the beginning of the harvest. We estimate a substantial loss in Paraguay’s productivity due to climate conditions, mitigated by the good performance of other farms, mainly Parceria V, in the state of Mato Grosso. Until the date of publication of this earnings release, we had already harvested 91% of soybean and 100% of second corn crop and started harvesting corn.

We finished harvesting the sugarcane crop last quarter. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectare) of 83.3. The measures adopted to mitigate the impacts of Covid-19 on the Company’s results include the marginal reduction of the sugarcane area and the maintenance of our production estimate. We continue to monitor the ethanol margins, which were substantially impacted by the effects of the oil crisis and the lower demand due to the pandemic.

An important highlight was the increase in share liquidity, which moved up from R$0.8 million to R$1.9 million average daily traded volume in the twelve months comparing, considering the nine months accumulated period. In addition, the share price was strong in this period of high volatility, closing at R$21.10 per share on May 6, an appreciation of 5.1% since February 21, 2020, the last closing before the generalized impacts of the pandemic on the Brazilian stock exchange market. In the same period IBOV Index depreciated 30.5%.

The scenario is uncertain, and we are not immune to some negative effects that may arise from this pandemic, but we are confident in our team’s resilience capacity and in our solid business model.

Brazilian agribusiness generated exporting surplusses in the quarter and this, among other reasons, reinforces its vital contribution for the society at these times. This shows that the brazilian agricultural sector is a reference in food security and attests the strenghts of this important business.

Definitions: 3Q19 and 3Q20 – quarters ended March 31, 2019 and 2010 respectively| 9M19 and 9M20 – nine-month periods ended March 31, 2019 and 2020 respectively | 2018/2019 Harvest Year – fiscal year started July 1, 2018 and ended June 30, 2019 | 2019/2020 Harvest Year – fiscal year started July 1, 2019 and ended June 30, 2020.

Covid-19

As announced on March 23, through a Notice to the Market the Company has set a plan with several measures – determined by a Prevention and Risk Committee established especifically for this purpose - in order to preserve the health of its employees, help contain Covid-19’s spreading and mitigate its effects in our operations.

The main initiatives taken up to this day are as follows:

•

Establishing of a Prevention and Risk Committee to continuously assess the evolution of the general situation, to update the necessary preventive measures and actions to minimize risks and also to coordinate the execution of the action plans;

•

Establishing of  a work from home default for: (i) people classified as part of the risk group defined by the Ministry of Health; (ii) employees  who  made  an  international  trip  and  recently returned  to their  respective  countries,  respecting  the  quarantine  period  recommended  by the authorities; and (iii) employees of our corporate office in São Paulo;

•

Adopting several measures and protocols in order to preserve the safety of all the people involved in its operational context, following the orientation of the Ministry of Health, such as: reinforcement of the correct usage of Personal protective equipment and travel and visiting restrictions between our operation units;

•

Determining contingency plans to support the Company’s operations, such as measures aiming cash preservation – new credit line obtentions and review of the investment plans – anticipation of agricultural inputs delivery and of the agricultural products sale to ensure storage capability for the Company;

BrasilAgro’s operations in Brazil and Paraguay are being conducted without significant impacts. We do not present at this time relevant impact due to the Covid-19 pandemic in our Financial Statements.

BrasilAgro will maintain the market and its shareholders duly informed in connection with any new information in relation to this or any other relevant matter.

Property Portfolio

The Company’s property portfolio consisted of 266,598 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	16,939	13,090
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,206	3,606
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,051
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,585	34,673
9	Partnership III(2)	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV(3)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V(4)	São Félix do Araguaia / MT	aug/18	Grains	20,138	20,138
13	Partnership VII(5)	Baixa Grande do Ribeiro / PI	dec/19	Grains	5,383	5,383
14	Arrojadinho Farm(6)	Jaborandi / BA	Jan-20	Grains	16,642	10,306
15	Rio do Meio Farm(7)	Correntina / BA	Jan-20	Grains	12,288	8,501
	Total				266,598	194,709
(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for the 2019/2020 harvest, with option of renewal.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.

As a result of obtaining a new license, we expanded our arable area this quarter and, consequently, we had new measurement in Paraguay, which added approximately 5,000 hectares to the Farm’s arable area.

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2019, the market value of our portfolio was R$1.7 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to its appraisal, as of July 31, 2019, carried out because of the merger announced in November 2019, the market value of the portfolio was R$1.5 billion.

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

	LOCATION	Area 06/30/2018 (hectares)	Area 06/30/2019 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)
				06/30/2018	06/30/2019 ¹	06/30/2018	07/31/2019 ²
Jatobá Farm	Bahia	21,197	18,073	293,136	231,646	376,040	192,612
Alto Taquari Farm	Mato Grosso	5,394	5,291	158,726	174,580	125,910	127,322
Araucária Farm	Goiás	5,534	5,534	137,796	163,008	135,170	141,169
Chaparral Farm	Bahia	37,182	37,182	312,256	373,014	397,500	417,717
Nova Buriti Farm	Minas Gerais	24,212	24,212	32,145	35,822	23,180	24,167
Preferência Farm	Bahia	17,799	17,799	58,171	65,172	61,510	67,671
São José Farm	Maranhão	17,566	17,566	156,798	211,988	168,260	175,293
Arrojadinho Farm	Bahia	-	16,642	-	84,825	-	84,825
Rio do Meio Farm	Bahia	-	12,288	-	120,791	-	120,791
Morotí (Paraguay)	Chaco Paraguay	59,490	59,585	188,946	216,018	190,954	191,331
Total		188,374	214,172	1,337,974	1,676,864	1,478,524	1,542,898

¹ Numbers of 06/30/2019 are not changed by the acquisition or sales made in the 2019/2020 harvest. The amounts will be updated after the period closing with a new appraisal, thus the numbers might be materially different, which wouldn't reflect only the change in the asset value, but mainly the change in the total area. Amounts referring to the farms acquired through the merger of Agrifirma are from the independent appraisal and will be updated on the next internal appraisal.

[2] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

During the 2019/2020 harvest year, we concluded the transformation process of 3,200 hectares started last harvest and estimate to transform another 3,000 hectares. We accumulated a total transformed area of 128,600 hectares in 11 years of operation. This represents an average growth of 29% in portfolio transformation, which is the main valuation index of our properties.

Agricultural Operations

AREA

The table below shows the breakdown of the growing area by farm in the 2019/2020 Harvest. We finished planting second corn crop in an area of 17,894 hectares this quarter, totaling more than 153,000 hectares planted in the harvest year.

Area in Production by Farm 19/20 Harvest (ha) (1)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Bean 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	2,447	78	784		663					3,972
Araucária Farm	2,475		1,356							3,831
Partnership III Farm	5,048	453	300							5,801
São José Farm and Partnership IV Farm	16,830	1,838	4,836	580	631					24,715
Jatobá Farm							4,313		7,619	11,932
Chaparral Farm			9,552			301	3,085	1,713	4,598	19,249
Preferência Farm							6,344		134	6,478
Partnership II Farm			5,685	1,627	296					7,608
Partnership V Farm			20,143		16,023	1,459				37,625
Arrojadinho Farm ²			2,896			864				3,760
Rio do Meio Farm ³									8,043	8,043
Partnership VII Farm			2,504	2,642	281					5,427
Morotí¹ (Paraguay)			6,286	2,196			3,064		3,167	14,713
Total	26,800	2,369	54,342	7,045	17,894	2,624	16,806	1,713	23,561	153,154
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.
² Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
² The Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)	18/19 Harvest	19/20 Harvest (1)	19/20 Harvest Participation (%)	Change (%)
Grains	66,899	81,905	53.5%	22.4%
Soybean	51,843	54,342	35.5%	4.8%
Corn and Corn 2nd Crop	15,056	24,939	16.3%	65.6%
Bean 2nd Crop	-	2,624	1.7%	n.a.
Sugarcane	31,832	29,169	19.0%	-8.4%
Pasture	17,771	16,806	11.0%	-5.4%
Cotton	1,580	1,713	1.1%	n.a.
Other	16,869	23,561	15.4%	39.7%
Total	134,951	153,154	100.0%	13.5%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

Area in Production by Land Ownership (ha)	18/19 Harvest	19/20 Harvest (1)	19/20 Harvest Participation (%)	Change (%)
Own Area	71,134	81,978	53.5%	15.2%
Operated by BrasilAgro	57,014	60,106	39.2%	5.4%
Leased to third parties	14,120	21,872	14.3%	54.9%
Leased area	63,817	71,176	46.5%	11.5%
Total	134,951	153,154	100.0%	13.5%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

PRODUCTION

Grains

Production per product (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Forecasted	Change (%)
Soybean	154,474	158,606	2.7%	162,273	2.3%
Corn	15,761	29,826	89.2%	41,364	38.7%
Corn - 2nd Crop	58,377	101,470	73.8%	109,253	7.7%
Bean - 2nd Crop	-	7,843	n.a.	7,843	0.0%
Total	228,612	297,745	30.2%	320,734	7.7%

We expect to increase soybean production by 2.3%, corn production by 38.7% and the second corn crop production by 7.7% in comparison with the initial estimate disclosed at the beginning of the harvest. The decisions that led to such changes stemmed from the revaluation carried out based on harvest progress and climate conditions. The change compared to last quarter’s projection was a result of lower harvest caused by climate conditions in Paraguay, which were mitigated by the good performance of other farms, especially Parceria V. By the date of publication of this earnings release, we had already harvested 91% of soybean, started harvesting the corn crop and concluded the entire planting of 2nd corn crop.

Arrojadinho and Rio do Meio Farms, acquired as part of the merger of Agrifirma, have relevant areas for bean growing. Due to business conditions, the Company also allocated second harvest areas to Chaparral and Parceria V Farms for such crop. Second bean crop has already been planted.

Cotton

Production (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Forecasted	Change (%)
Cotton	4,875	8,152	67.2%	6,934	-14.9%

We project a loss of 14.9% in cotton production in relation to the initial estimate, as climate conditions in Bahia were unfavorable during the planting season for the crop.

Sugarcane

Sugarcane Harvest Year Result	2019 Harvest Estimated (Apr/01 to Nov/30)	2019 Harvest Realized (Apr/01 to Nov/30)	Change B/A (%)	2020 Harvest Estimated (Apr/01 to Nov/30) (C)	Change C/B (%)
Tons harvested	2,164,999	2,171,920	0.3%	2,160,539	-0.5%
Hectares harvested	26,510	26,075	-1.6%	26,800	2.8%
TCH - Harvest tons per hectares	81.67	83.30	2.0%	80.62	-3.2%

In December 2019, we finished harvesting sugarcane. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectare) of 83.3, which reflects the productivity increase in São José Farm.

The Company remains alert to the impacts that the Covid-19 pandemic and the oil crisis may have on sugarcane prices. To date, we have marginally reduced sugarcane area and maintained our production estimates. Any significant changes will be opportunely announced.

Sugarcane Accounting Year Result	2018 (Jul/01 to Mar/31)	2019 (Jul/01 to Mar/31)	Change (%)
Tons harvested	1,329,019	1,568,703	18.0%
Hectares harvested	20,840	18,499	-11.2%
TCH - Harvest tons per hectares	63.77	84.80	33.0%

Cattle Raising

Cattle Raising	18/19 Harvest (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (Up to Mar/31) (C)	Change C/A (%)	Change C/B (%)
Hectares	13,351	13,721	13,721	2.8%	0.0%
Number of heads	20,865	17,983	21,351	2.3%	18.7%
Meat production (kg)	2,803,685	2,687,005	1,977,627	-29.5%	-26.4%
Weight Gain per Day	0.53	0.47	0.44	-17.5%	-6.0%
Weight Gain per hectare	210.00	195.83	144.13	-31.4%	-26.4%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 21,400 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 13,721 hectares of already active pasture in Brazil and Paraguay. We reduced our beef production estimate in relation to last quarter, as the increase in beef prices changed the Company’s initial strategy to purchase calves.

In addition to the 13,721 hectares estimated for active pasture in 3Q20, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

We estimate a lower weight gain per day for the 2019/2020 harvest due to changes in management strategies in each farm to improve the margin of this activity.

Other

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, in 9M20, we leased 21,872 hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to local farmers, and the contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In addition, we have 1,689 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Merger of Agrifirma

On January 27, 2020, we concluded the merger of Agrifirma into the Company. The completion of this agreement granted BrasilAgro the control and consolidation of Grupo Agrifirma operations, which is made up of Agrifirma Brasil Agropecuária S.A. and its subsidiaries. As of 3Q20, our financial statements will show the impacts of the operation with comments on the appropriate sections.

As a result of this transaction, we added 28,930 hectares (valued by Deloitte at R$205.6 million) to our property portfolio. The absorbed areas are located in Western Bahia, close to Jatobá and Chaparral farms, and are suitable for growing grains and raising cattle, and also has a relevant potential for irrigation, which translates into gains in scale and synergy with our existing operations, as well as dilution of administrative expenses.

Paid price (R$ Thousand)	110,224
ASSETS
Net operational expenses	3,435
Biological assets	4,883
Long term assets held for sale	23,842
Investment properties	197,711
Fixed assets	23,541
Loans and financing	(123,862)
Other non operational assets and liabilities	4,262
Net deferred taxes	(27,763)
Fair value	106,049

Goodwill	4,175

For more information, please see note 1.4 in the Interim Financial Information.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Net Income	24,625	3,952	523.1%	85,603	140,076	-38.9%
Interest	15,293	5,967	n.a.	24,913	1,841	1253.2%
Taxes	(6,689)	(1,543)	333.5%	13,008	22,587	-42.4%
Depreciations and amortizations	3,779	1,085	248.3%	21,602	20,846	3.6%
EBITDA	37,008	9,461	291.2%	145,126	185,350	-21.7%

Adjusted EBITDA (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Net Income	24,625	3,952	523.1%	85,603	140,076	-38.9%
Interest	15,293	5,967	n.a.	24,913	1,841	1253.2%
Taxes	(6,689)	(1,543)	333.5%	13,008	22,587	-42.4%
Depreciations and Amortizations	3,779	1,085	248.3%	21,602	20,846	3.6%
Equity pick-up	26	(1,174)	n.a.	89	(1,144)	n.a.
Other operating income/expenses, net	(2)	(116)	-98.3%	(12)	(135)	-91.1%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(7,821)	8,638	n.a.	(40,487)	(20,077)	101.7%
Derivatives Results	(21,412)	1,684	n.a.	(26,265)	7,562	n.a.
Adjusted EBITDA	7,799	18,493	-57.8%	78,451	171,556	-54.3%

Operating EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Net Income excluding farm sale	40,903	-2,028	n.a.	64,907	33,815	91.9%
Interest	26,148	20,530	n.a.	24,913	1,841	n.a.
Taxes	5,221	13,799	-62.2%	13,008	22,587	-42.4%
Depreciations and amortizations	9,630	9,222	4.4%	21,602	20,846	3.6%
EBITDA	49	-1,191	n.a.	89	-1,144	n.a.

Adjusted EBITDA (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Net Income excluding farm sale	40,903	-2,028	n.a.	64,907	33,815	91.9%
Interest	26,148	20,530	n.a.	24,913	1,841	n.a.
Taxes	5,221	13,799	-62.2%	13,008	22,587	-42.4%
Adjusted Depreciation	9,630	9,222	4.4%	21,602	20,846	3.6%
Equity pick-up	49	(1,191)	n.a.	89	(1,144)	n.a.
Other operating income/expenses	(11)	(97)	-88.7%	(12)	(135)	-91.1%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(35,076)	(9,775)	258.8%	(40,487)	(20,077)	101.7%
Derivatives Results	(29,114)	9,695	n.a.	(26,265)	7,562	n.a.
Adjusted EBITDA	17,750	40,155	-55.8%	57,755	65,295	-11.5%

Due to the high volatility of the US Dollar exchange rate late in the 9M20, caused mainly by the Covid-19 pandemic, we had a negative impact in Derivative Results. In the 9M20 we recorded negative R$26.6 million in this account, negative R$29.2 million attributed to FX operations and R$2.5 million attributed to commodities operations. However, this negative impact will be greatly compensated in our Cash accounts as assets like inventories and biological assets are sold by the Company.

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Total	81,253	19,655	313.4%	353,154	336,873	4.8%
Farms Sale	-	-	n.a.	24,052	130,205	-81.5%
Soybean	53,092	13,339	298.0%	111,316	66,238	68.1%
Corn	1,393	816	70.7%	25,005	7,659	226.5%
Bean	2,128	-	n.a.	2,128	-	n.a.
Cotton	4,317	-	n.a.	12,876	-	n.a.
Sugarcane	9,892	1,013	n.a.	150,100	116,126	29.3%
Cattle Raising	7,132	2,730	161.2%	20,611	11,042	86.7%
Leasing	2,718	1,443	88.4%	6,482	5,129	26.4%
Others	581	314	n.a.	584	474	n.a.

Net revenue from sales came to R$353.2 million in 9M20, 4.8% up year on year.

SALE OF FARMS

In 9M20, we recorded the sale of part of the Jatobá Farm and part of the Alto Taquari Farm, agricultural properties located in the municipalities of Jaborandi, in the Bahia state, and in Alto Taquari, in the Mato Grosso state, respectively. We sold 1,134 hectares (893 arable hectares) of the Jatobá Farm for the nominal value of R$23.2 million (approximately R$25,961/arable hectare) and 85 hectares (65 arable hectares) of the Alto Taquari Farm for the nominal value of R$5.5 million (approximately R$84,817/arable hectare). In the same period last year, we recorded R$181.6 million (nominal value) related to the sale of 9,687 hectares (7,588 arable hectares) of the Jatobá Farm (BA).

The table below shows the revenue from the sale of properties:

Farm Sales (R$ thousand)	9M20	9M19	Change (%)
Nominal Value of Sale	28,163	181,636	-84.5%
Present Value Adjustment	(4,111)	(51,431)	-92.0%
Revenue from Farms Sale	24,052	130,205	-81.5%
Sales Taxes	(878)	(4,753)	-81.5%
Selling Costs	(2,478)	(19,191)	-87.1%
Farm Sale Gain	20,696	106,261	-80.5%

The variation in the amounts announced through a Material Fact and the recorded values from sales indicate the possibility of changes in prices due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring. This possibility is remote and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Thus, in order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced until the final measuring of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Total	81,253	19,655	313.4%	329,102	206,668	59.2%
Soybean	53,092	13,339	298.0%	111,316	66,238	68.1%
Corn	1,393	816	70.7%	25,005	7,659	226.5%
Bean	2,128	-	n.a.	2,128	-	n.a.
Cotton	4,317	-	n.a.	12,876	-	n.a.
Sugarcane	9,892	1,013	n.a.	150,100	116,126	29.3%
Cattle Raising	7,132	2,730	161.2%	20,611	11,042	86.7%
Leasing	2,718	1,443	88.4%	6,482	5,129	26.4%
Others	581	314	n.a.	584	474	n.a.

Quantity sold (tons)	3Q20	3Q19	Change	9M20	9M19	Change
Total	53,951	7,145	n.a.	1,616,472	1,299,871	24.4%
Soybean	47,227	4,942	n.a.	98,161	50,854	93.0%
Corn	2,775	1,474	88.3%	65,543	16,312	301.8%
Bean	1,429	-	n.a.	1,429	-	n.a.
Cotton	1,186	-	n.a.	4,368	-	n.a.
Sugarcane	-	-	n.a.	1,442,980	1,230,381	17.3%
Cattle Raising	1,245	681	82.8%	3,772	2,263	66.7%

Soybean revenue increased by R$45.1 million in 9M20 compared to the same period last year, from R$66.2 million, related the sale of 50,900 tons at R$1,302.51 per ton, to R$111.3 million, related the sale of 98,200 tons at R$1,134.01 per ton.

Corn revenue in 9M20 increased by R$17.3 million compared to the same period of the previous year, from R$7.7 million from the sale of 16,300 tons at R$469.53 per ton, to R$25.0 million, from the sale of 65,500 tons at R$381.51 per ton.

The increase in the volume of grains sold reflects the absorption of new production areas. In contrast, the prices practiced in each region impact revenue per ton as they consider factors such as the distance for production outflow. In this sense, there was an impact in 9M20 over 9M19, chiefly due to the production volume added by Fazenda Parceria V, located in Mato Grosso state. Until the end of 3Q20, the absorption of Arrojadinho and Rio do Meio Farms had contributed with bean revenues only.

Sugarcane revenue in 9M20 increased by R$34.0 million compared to the same period of the previous year, from R$116.1 million from the sale of 1.2 million tons at R$94.38 per ton, to R$150.1 million from the sale of 1.4 million tons at R$104.02 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of sugarcane harvested, which went from 0.647 R$/kg in 9M19 to 0.710 R$/kg in 9M20.

Cattle-raising revenue in 9M20 increased by R$9.6 million compared to the same period of the previous year, from R$11.0 million from the sale of 5,938 head of cattle at R$4.88 per kilo, to R$20.6 million, which refers to the sale of 9,183 head of cattle to R$5.46 per kilo.

Leasing revenue reached R$6.5 million in 9M20 and refers to third-party leases of farms. The contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 19/20	Corn (crop)¹	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/20
Gains and losses in agricultural products	30,382	57	1,154	(2,115)	51,683	(606)	(1,323)	79,232
Gains and losses in biological assets	27,111	2	(1,217)	(783)	15,375	-	-	40,488
Change in fair value of biological assets and agricultural products	57,493	59	(63)	(2,898)	67,058	(606)	(1,323)	119,720
¹18/19 Harvest (agricultural products) and 19/20 Harvest (biological assets)

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their fair value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean 19/20	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/20
Area (hectares)	27,932	1,095	7,670	976	18,499	13,721	2,016	71,909
Production (Tons or Meat Kgs)	97,025	-	33,681	3,418	1,568,704	1,977,627	1,429	3,681,884
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	21,351	-	21,351
Livestock - head of cattle	3.47	-	4.39	3.50	84.80	92.62	0.71	51.20
Production fair value (R$ thousand)	131,656	2,114	9,833	7,982	154,999	11,077	1,719	319,380
Production Cost (R$ thousand)	(101,274)	(2,057)	(8,679)	(10,097)	(103,316)	(11,683)	(3,042)	(240,148)
Gain and losses in agricultural products (R$ thousand)	30,382	57	1,154	(2,115)	51,683	(606)	(1,323)	79,232

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2019	2018 Harvest (Jul to Dec/2018)	2019 Harvest (Jan to Jun/2019)	Total
Net Revenue	115,113	45,363	160,476
Cost of sales	(97,475)	(44,828)	(142,303)
Gain (loss) of agricultural products	16,497	11,161	27,658
Total	34,135	11,696	45,831
Produced Tons	1,329,019	603,216	1,932,235

Period ended March 31, 2020		2019 Harvest (Jul to Dec/2019)	Total
Net Revenue		150,100	150,100
Cost of sales		(131,812)	(131,812)
Gain (loss) of agricultural products		51,683	51,683
Total		69,971	69,971
Produced Tons		1,568,704	1,568,704
¹In 3Q20 there were no revenues, costs or production of the new sugarcane harvest

Sugarcane Harvest Year	2018 Harvest (Jan to Dec/2018)	2019 Harvest (Jan to Dec/2019)	Change
Net Revenue	141,445	195,463	38.2%
Cost of sales	(133,725)	(176,640)	32.1%
Gain (loss) of agricultural products	27,443	62,844	129.0%
Total	35,163	81,667	132.3%
Produced Tons	1,763,193	2,171,920	23.2%

We ended the sugarcane harvest in December 2019 with a volume of 23.2% and net revenue of 38.2%, both superior to the previous harvest. Revenue increased quarter on quarter in 3Q20 due to the adjustment to the average TRS (total recoverable sugar) of the harvest. This good result was due to the higher prices of TRS (total recoverable sugar) and Consecana.

Loss from cattle raising corresponded to R$0.6 million, with a production of 2.0 tons of meat, 7.8% lower compared to the same period last year.

Cattle Raising	9M20	9M19	Change
Net Revenue	20,611	11,042	86.7%
Cost of sales	(20,597)	(11,325)	81.9%
Gain (loss) of agricultural products	(606)	389	-255.8%
Total	(592)	106	n.a.
Produced Kgs	1,977,627	2,143,855	-7.8%

Gains or losses of biological assets

Biological Assets	Soybean 19/20¹	Corn (crop) 19/20	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Gain / Loss 03/31/20
Area (hectares)	23,064	912	-	-	26,784	50,760
Production (Tons)	66,856	3,996	-	-	2,183,415	2,254,267
Yield (Ton./ha)	2.90	4.38	-	-	81.52	44.41
Biological Assets (R$ thousand)	27,111	2	(1,217)	(783)	15,375	40,488
¹In the 9M20 it accounts for 50% of the total harvest forecast

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2020.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On March 31, 2020, the recognized amount corresponded to a loss of R$1.1 million.

PRODUCTION COST

18/19 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Cotton	Sugarcane	Cattle Raising
Variable costs	72%	74%	100%	86%	69%	35%
Seeds	9%	17%	22%	7%	0%	0%
Fertilizers	22%	27%	28%	16%	8%	0%
Defensives	20%	12%	16%	31%	7%	0%
Agricultural services	17%	14%	34%	32%	45%	0%
Fuels and Lubricants	3%	3%	0%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	26%
Others	1%	1%	0%	0%	0%	4%
Fixed costs	28%	26%	0%	14%	31%	65%
Labor	8%	10%	0%	3%	6%	31%
Depreciation and amortization	2%	7%	0%	3%	9%	14%
Leasing	14%	7%	0%	8%	7%	0%
Others	4%	2%	0%	0%	10%	19%

(R$ / ha)	18/19 Harvest	19/20 Harvest Estimated	Change %
Soybean(1)	2,747	2,950	7.4%
Corn(1)	2,578	2,366	-8.2%
Corn 2nd Crop	1,357	1,585	16.8%
Cotton	8,286	8,877	7.1%
Sugarcane	5,307	5,726	7.9%
(1) includes area opening amortization

COST OF GOODS SOLD

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Cost of Goods Sold	(59,665)	(11,028)	441.0%	(248,159)	(142,407)	74.3%
Soybean	(44,061)	(5,866)	651.1%	(103,960)	(36,340)	186.1%
Corn	(1,543)	(438)	252.3%	(21,244)	(6,708)	216.7%
Bean	(1,573)	-	n.a.	(1,573)	-	n.a.
Cotton	(4,087)	-	n.a.	(13,839)	-	n.a.
Sugarcane	(25)	(20)	25.0%	(84,685)	(85,386)	-0.8%
Cattle Raising	(7,161)	(3,015)	137.5%	(20,597)	(11,325)	81.9%
Leasing	(476)	(448)	6.3%	(1,332)	(1,203)	10.7%
Others	(739)	(1,241)	-40.5%	(929)	(1,445)	-35.7%

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Realization of the Fair Value of Biological Assets	(17,549)	(1,967)	792.2%	(61,447)	(30,304)	102.8%
Soybean	(17,229)	(2,171)	693.6%	(13,525)	(20,704)	-34.7%
Corn	(144)	(55)	161.8%	(1,990)	373	n.a.
Cotton	(189)	-	n.a.	809	-	n.a.
Sugarcane	-	-	n.a.	(47,152)	(10,238)	360.6%
Others	13	259	-95.0%	411	265	55.1%

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Total Cost of Goods Sold	(77,214)	(12,995)	494.2%	(309,606)	(172,711)	79.3%
Soybean	(61,290)	(8,037)	662.6%	(117,485)	(57,044)	106.0%
Corn	(1,687)	(493)	242.2%	(23,234)	(6,335)	266.8%
Bean	(1,573)	-	n.a.	(1,573)	-	n.a.
Cotton	(4,276)	-	n.a.	(13,030)	-	n.a.
Sugarcane	(25)	(20)	25.0%	(131,837)	(95,624)	37.9%
Cattle Raising	(7,161)	(3,015)	137.5%	(20,597)	(11,325)	81.9%
Leasing	(476)	(448)	6.3%	(1,332)	(1,203)	10.7%
Others	(726)	(982)	-26.1%	(518)	(1,180)	-56.1%

Due to adjustments to the fair value of agricultural products, the year over year changes in unit costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS increased by R$67.6 million in 9M20 compared to the previous year, from R$36.3 million, from the sale of 50,900 tons at R$714.59 per ton, to R$104.0 million, from the sale of 98,200 tons at R$1,059.08 per ton. The increase in cost was due to the increase in the volume sold, the variation in fertilizer prices, which were impacted by freight and exchange rates, and - as a result of the sale of farms, which reduces crop growing in mature areas in the year - the drop in the average productivity per hectare.

Corn COGS increased by R$14.5 million in 9M20 compared to the previous year, from R$6.7 million, from the sale of 16,300 tons at R$411.23 per ton, to R$21.2 million, from the sale of 65,500 tons at R$324.12 per ton. The lower cost was due to the higher volume sold and the consequent dilution of fixed cost.

Sugarcane COGS decreased by R$700,000 in 9M20 versus the previous year, from R$85.4 million, from the sale of 1.2 million tons at R$69,38 per ton, to R$84.7 million, from the sale of 1.4 million tons at R$58.67 per ton of sugarcane. The decrease in cost per ton is mainly due to improved productivity at the São José Farm, which resulted in greater dilution of cost.

Cattle-raising COGS increased R$9.3 million in relation to the previous year, from R$11.3 million from the sale cost of 5,938 head of cattle at R$2.0 thousand per head to R$20.6 million from the sale cost of 9,183 head of cattle at R$2.2 thousand per head.

SELLING EXPENSES

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Selling expenses	1,266	(3,190)	n.a.	(5,145)	(6,098)	-15.6%
Freight	(1,451)	(2,369)	-38.8%	(2,838)	(2,949)	-3.8%
Storage and Processing	(471)	(1,101)	-57.2%	(4,901)	(1,851)	164.8%
Fees	(48)	(2)	2300.0%	(95)	(37)	156.8%
Provision for doubtful accounts	3,534	336	951.8%	3,504	(908)	n.a.
Others	(298)	(54)	451.9%	(815)	(353)	130.9%

In 9M20 we recorded R$5.1 million in selling expenses. The year on year decrease of R$953,000 was a result of the reversal of provision for doubtful accounts in the quarter, recorded after the merger of Agrifirma.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
General and administrative expenses	(8,990)	(7,455)	20.6%	(27,997)	(24,539)	14.1%
Depreciations and amortizations	(414)	(156)	165.4%	(1,066)	(432)	146.8%
Personnel expenses	(5,291)	(5,219)	1.4%	(18,604)	(16,717)	11.3%
Expenses with services providers	(1,864)	(1,005)	85.5%	(3,892)	(3,031)	28.4%
Leases and Rents	(48)	(212)	-77.4%	(218)	(630)	-65.4%
Taxes	(203)	(99)	105.1%	(1,182)	(1,161)	1.8%
Travel expenses	(223)	(210)	6.2%	(563)	(603)	-6.6%
Software expenses	(269)	(258)	4.3%	(882)	(667)	32.2%
Other expenses	(678)	(296)	129.1%	(1,590)	(1,298)	22.5%

In 9M20, general and administrative expenses rose by 14.1% over the same period in the previous year, from R$24.5 million to R$28.0 million. Higher depreciation and lower lease and rental expenses reflect the lease reclassifications made based on IFRS 16. The increase in personnel expenses was due to the payment of taxes related to the Long-Term Stock Option Incentive Plan approved by the Company in 2017.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Other operating income/expenses	(1,707)	(40)	n.a.	(2,047)	(557)	267.5%
Gain/Loss on sale of fixed assets	(102)	34	n.a.	(94)	3	n.a.
Provisions for lawsuits	(456)	198	n.a.	(582)	402	n.a.
Others	(5,273)	(272)	n.a.	(5,495)	(962)	471.2%
Subscription bonus	4,124	-	n.a.	4,124	-	n.a.

In 9M19 the merger of Agrifirma into the Company impacted other operating revenues and expenses, mainly operating costs, as shown in the “Others” line in the table above, and the subscription warrants issued. It is worth noting that, within the scope of the operation, the subscription warrants serve as collateral for the 2-year lockup period, taking into consideration the particularities of one of Agrifirma shareholders, and are not a premium or advantage to any new shareholder.

FINANCIAL RESULT

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Total	(15,293)	(5,967)	156.3%	(24,913)	(1,841)	1253.2%
Interest (i)	(6,783)	(5,032)	34.8%	(15,299)	(14,252)	7.3%
Exchange vartiation (ii)	(143)	(296)	-51.7%	306	(88)	n.a.
Present value adjustment (iii)	30,192	(6,164)	n.a.	24,322	(4,206)	n.a.
Results with derivatives (iv)	(39,225)	4,720	n.a.	(37,205)	13,214	n.a.
Other financial income / expenses (v)	666	805	-17.3%	2,963	3,491	-15.1%

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of the Araucária, the Alto Taquari and the Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of  fair value, in the amount of R$24.3 million in 9M20, shows the variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags, and the variation of Consecana’s price in the lease of the Parceria IV Farm.

The derivatives result reflects the commodities hedge operations result of commodities and dollar FX operations, aiming to reduce the volatility of the company’s exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. currency. In 9M20, the result of derivative transactions was a negative R$37.2 million, R$58.1 million of which are related to currency operations and R$20.9 million are related to operations with commodities. In 9M19, derivative operations totaled R$13.2 million, R$6.1 million of which related to currency operations and R$7.1 million to operations with commodities.

Due to the high volatility of the US Dollar exchange rate late in the 9M20, caused mainly by the Covid-19 pandemic, we had a negative impact in Derivative Results. However, this negative impact will be greatly compensated in our Cash accounts as assets like inventories, biological assets and receivables from farm sales are sold by the Company in the next six months.

The Company’s cash position went from an average cash flow of R$101.8 million in 9M19 to R$109.4 million in 9M20.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can substantially impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•         Estimated gross margin based on the current price environment.

•         Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•         Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•         Comparison between current estimates and the Company’s budget.

•         Comparison of the estimated gross margin and the historical average.

•         Market expectations and trends.

•         Tax aspects.

HEDGE POSITION ON APRIL 27, 2020

Harvest	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
19/20	141,673 ton	97.37%	9.59	USD 45,848	100.00%	4.07
20/21	18,000 ton	12.83%	9.30	USD 5,271	11.82%	4.21
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

NET ASSET VALUE – NAV

(R$ thousand)	03/31/2020
	Book	NAV
BrasilAgro's Equity	1,103,455	1,103,455
Properties appraisal¹	-	1,564,011
(-) Balance Sheet - Land Value (Investment Properties)	-	(821,560)
NAV - Net Asset Value	1,103,455	1,845,906
Shares	62,104	62,104
NAV per share	17.77	29.72
(1) 2019 Internal Appraisal (considering Arrojadinho and Rio do Meio Farms values according to the independent appraisal), net of taxes

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities (R$ thousand)	03/31/2020	06/30/2019	Change
Cash and Cash equivalents	72,701	106,627	-31.8%
Cash and Banks	19,090	25,614	-25.5%
Repurchase agreements	-	12,632	-100.0%
Bank deposit certificates	53,611	46,262	15.9%
Finance Lease bills	-	22,119	-100.0%
Marketable securities	7,027	4,038	74.0%
Bank deposit certificates	7,027	3,983	76.4%
Treasury financial bills	-	55	n.a.
Restricted Marketable securities	9,374	9,114	2.9%
Banco do Nordeste (loan guarantees)	9,374	9,114	2.9%
Total	89,102	119,779	-25.6%

CLIENTS

(R$ thousand)	03/31/2020	06/30/2019	Change
Sugarcane Sales	21,991	27,623	-20.4%
Grains Sales	28,157	36,546	-23.0%
Cattle Raising Sales	2,018	1,210	66.8%
Leases and Rents	14,250	6,954	104.9%
Machinery Sales	238	121	96.7%
Farm Sales	65,960	41,351	59.5%
	132,614	113,805	16.5%

Provision for doubtful accounts	(1,257)	(1,159)	8.5%

Current total	131,357	112,646	16.6%

Machinery Sales	333	-	n.a.
Farm Sales	229,012	180,597	26.8%

Non-current total	229,345	180,597	27.0%

INVENTORIES

(R$ thousand)	03/31/2020	06/30/2019	Change
Soybean	54,846	54,581	0.5%
Corn	1,164	11,116	-89.5%
Bean	233	-	n.a.
Cotton	617	4,349	-85.8%
Livestock	40,273	37,122	8.5%
Other crops	960	255	276.5%
Agricultural Products	98,093	107,423	-8.7%
Supplies	24,309	26,767	-9.2%
Total	122,402	134,190	-8.8%

The Company ended 9M20 with an inventory of 42,400 tons of soybean, 2,700 tons of corn, 100 tons of cotton, 200 tons of bean and 21,400 head of cattle. At the end of 9M19, the Company’s inventory was 83,900 tons of soybean, 15,600 tons of corn and 21,000 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2019	20,865	37,122
Aquisition, Birth | Aquisition Expenses	9,912	10,115
Handling Expenses	-	11,646
Sales	(9,183)	(21,426)
Deaths	(243)	(369)
Exchange variation	-	3,791
Fair value variation	-	(606)
In March 31, 2020	21,351	40,273

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	03/31/2020	06/30/2019	Change
Short term
Financing for Agricultural Funding	Jul-20	Pre 1.80 + CDI rate 7.00	11,412	38,588	-70.4%
Financing for Agricultural Funding (Guarani)	Jan-21	Pre 7.22 to 8.25	29,333	18,364	59.7%
Financing of Projeto Bahia	Sep-20	Pre 3.50 to 9.00	3,139	6,243	-49.7%
Financing of Working Capital	May-20	Pre 10.50	5,235	-	n.a.
Machinery and Equipment Financing	Sep-20	TJLP + 3.73 Pre 8.50 to 10.50	1,521	1,431	6.3%
Sugarcane Financing	Aug-20	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	35,815	1,401	n.a.
Debentures	Jul-20	106.50 and 110.00 of CDI rate	43,803	10,581	314.0%
			130,258	76,608	70.0%
Long term			-	-	0.0%
Financing of Agricultural Costs	Aug-24	Pre 7.64	155,116	-	n.a.
Financing of Projeto Bahia	Aug-23	Pre 9.00	18,568	22,291	-16.7%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 10.50	3,469	4,111	-15.6%
Sugarcane Financing	Sep-26	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	33,609	42,081	-20.1%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	102,241	140,762	-27.4%
			313,003	209,245	49.6%
Total			443,261	285,853	55.1%

On March 31, 2020 and June 30, 2019, the balance of loans and financing was R$443.3 million and R$285.9 million, respectively. The payment of interest and principal totaled R$182.2 million in 9M20.

During the period, R$190.8 million were also disbursed to finance the cost of sugarcane, soybean, corn and cotton operations.

The average cost of debt is 5.9% p.a., with an average maturity of 1.5 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee’s incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use of the asset and its equivalent value in the lease liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company’s main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see Notes 14 and 27 in the Interim Financial Information.

(R$ thousand)	Nature		03/31/2020		06/30/2019		Change
Short Term
Sugarcane Finance Leasing	Partnership III		325		254		28.0%
Operating Leases	-		33,562		21,133		58.8%
			33,887		21,387		58.4%
Long Term
Sugarcane Finance Leasing	Partnership IV		48,420		20,943		131.2%
Operating Leases	-		100,012		-		n.a.
			148,432		20,943		n.a.
Total			182,319		42,330		330.7%

(R$ thousand)	06/30/2019	IFRS 16 Initial Adoption	Exchange Variation	Updates	Payment	New contracts	03/31/2020	Change
Sugarcane Finance Leasing - Partenership III	254	-	-	71	-	-	325	-21.8%
Sugarcane Finance Leasing - Partenership IV	20,943	-	-	27,477	-	-	48,420	-56.7%
Operating Leases	2,040	-	-	-	(2,040)	5,604	5,604	-63.6%
Operating Leases - IFRS 16	19,093	92,794	(255)	10,945	(23,573)	28,966	127,970	-85.1%
Total	42,330	92,794	(255)	38,493	(25,613)	34,570	182,319	-76.8%

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	410,561	39,658	78,832	19,666	548,717
In June 30, 2019
Acquisitions	30	115	424	11,425	11,994
Acquisitions - Merger of Agrifirma	197,710	7,906	-	-	205,616
Reductions	(1,988)	(5)	(487)	-	(2,480)
(-) Depreciation/ Amortization	-	(1,933)	(5,597)	-	(7,530)
Cumulative Translation Adjustment	47,482	3,419	12,991	1,351	65,243
In March 31, 2020	653,795	49,160	86,163	32,442	821,560

The “Acquisition – Merger of Agrifirma” line highlights the additions to Properties for Investment arising from the transaction concluded in January 2020.

DEPRECIATION – AREA OPENING

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Maintenance	(1,433)	(623)	130.0%	(2,276)	(1,570)	45.0%
Opening¹	(611)	(1,640)	-62.7%	(3,321)	(2,856)	16.3%
Total	(2,044)	(2,263)	-9.7%	(5,597)	(4,426)	26.5%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	111	13,774	11,022	1,044	-	81,901	107,852
In June 30, 2019
Acquisitions	-	1,014	1,926	169	96	14,292	17,497
Acquisitions - Merger of Agrifirma	-	-	14,278	1,357	-	-	15,635
Reductions	-	(34)	(890)	(10)	-	-	(934)
Transfers	75	125	-	-	(96)	(104)	-
(-) Depreciation/ Amortization	(35)	(1,381)	(3,610)	(132)	-	(10,901)	(16,059)
Cumulative Translation Adjustment	-	26	676	56	-	-	758
In March 31, 2020	151	13,524	23,402	2,484	-	85,188	124,749

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On May 6, 2020, BrasilAgro’s shares (AGRO3) were traded at R$21.10, resulting in a market cap of R$1.3 billion, while its ADRs (LND) were traded at US$2.81.

HIGHLIGHTS - AGRO3	9M20	9M19
Average Daily Trade Volume (R$)	1,908,327	842,069
Maximun (R$ per share)	20.75	15.46
Mininum (R$ per share)	13.80	12.09
Average (R$ per share)	17.31	13.83
Closing Quote (R$ per share)	17.35	14.75
Variation in the period (%)	9.55%	21.57%

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial results and growth are merely projections, and as such, are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Cattle
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

(R$ thousand)	3Q20	3Q19	Change	9M20	9M19	Change
Revenues from Farm Sales	-	-	n.a.	24,052	130,205	-82%
Revenues from grains	58,164	14,406	304%	141,307	75,885	86%
Revenues from cotton	4,332	-	n.a.	12,927	-	n.a.
Revenues from sugarcane	9,893	1,028	n.a.	150,101	118,764	26%
Revenues from cattle raising	7,216	2,762	161%	21,004	11,220	87%
Revenues from leasing	4,958	1,595	211%	9,553	5,660	69%
Other revenues	931	759	23%	1,174	1,042	13%
Deductions from gross revenue	(4,243)	(895)	374%	(6,965)	(5,904)	18%
Net Sales Revenue	81,251	19,655	313%	353,153	336,872	5%
Change in fair value of biological assets and agricultural products	39,276	11,376	245%	119,721	54,772	119%
Impairment	(629)	(149)	322%	(1,111)	(436)	155%
Net Revenue	119,898	30,882	288%	471,763	391,208	21%
Cost of Farm Sale	-	-	n.a.	(3,356)	(23,944)	-86%
Cost of agricultural products sale	(77,213)	(12,995)	494%	(309,605)	(172,711)	79%
Gross Profit	42,685	17,887	139%	158,802	194,553	-18%
Selling Expenses	1,265	(3,190)	n.a.	(5,146)	(6,098)	-16%
General and Administrative Expenses	(8,988)	(7,455)	21%	(27,996)	(24,538)	14%
Depreciation and Amortization	(414)	(156)	165%	(1,066)	(432)	147%
Personnel expenses	(5,291)	(5,219)	1%	(18,604)	(16,717)	11%
Expenses with services providers	(1,864)	(1,005)	85%	(3,892)	(3,031)	28%
Leases and Rents	(48)	(212)	-77%	(218)	(630)	-65%
Others expenses	(1,371)	(863)	59%	(4,216)	(3,728)	13%
Other operating income/expenses, net	(1,707)	(40)	n.a.	(2,047)	(557)	268%
Equity pick up	(26)	1,174	n.a.	(89)	1,144	n.a.
Financial result	(15,293)	(5,967)	156%	(24,913)	(1,841)	n.a.
Financial income	137,645	44,098	212%	264,265	247,608	7%
Interest on Financial Investments	907	1,048	-13%	3,947	4,800	-18%
Interest on assets	1,702	113	n.a.	2,180	352	n.a.
Foreign exchange variations	5,168	3,735	38%	8,615	16,391	-47%
Income from leasings' present value adjustment	1	2,173	-100%	837	9,370	-91%
Income from receivables from farm sales' present value adjustment	53,537	17,371	208%	111,164	123,633	-10%
Realized results with derivatives	25,119	9,860	155%	32,905	47,018	-30%
Unrealized results with derivatives	51,211	9,798	423%	104,617	46,044	127%
Financial expenses	(152,938)	(50,065)	205%	(289,178)	(249,449)	16%
Interest expenses	(243)	(67)	263%	(762)	(248)	207%
Bank charges	2	(176)	n.a.	(222)	(1,061)	-79%
Interest on liabilities	(8,485)	(5,145)	65%	(17,479)	(14,604)	20%
Foreign exchange variations	(5,311)	(4,031)	32%	(8,309)	(16,479)	-50%
Expense from leasings' present value adjustment	(15,784)	(8,655)	82%	(34,068)	(18,357)	86%
Expense from receivables from farm sales' present value adjustment	(7,562)	(17,053)	-56%	(53,611)	(118,852)	-55%
Realized results with derivatives	(63,551)	(7,454)	n.a.	(74,170)	(30,239)	145%
Unrealized results with derivatives	(52,004)	(7,484)	n.a.	(100,557)	(49,609)	103%
Profit (loss) before income and social contribution taxes	17,936	2,409	n.a.	98,611	162,663	-39%
Income and social contribution taxes	6,689	1,543	334%	(13,008)	(22,587)	-42%
Profit (loss) for the period	24,625	3,952	n.a.	85,603	140,076	-39%
Outstanding shares at the end of the period	5,215,385	-	n.a.	62,104,301	56,888,916	9%
Basic earnings (loss) per share - R$	0.31	0.07	341%	1.38	2.46	-44%

Assets (R$ thousand)	03/31/2020	06/30/2019	Change
Current assets
Cash and Cash equivalents	72,701	106,627	-32%
Marketable securities	7,027	4,038	74%
Derivative financial instruments	13,291	5,906	125%
Trade accounts receivable	151,892	125,320	21%
Inventories	82,128	97,068	-15%
Biologial assets	203,635	99,881	104%
Transactions with related parties	721	1,987	-64%
Long term assets held for sale	25,078	-	n.a.
	556,473	440,827	26.2%

Non-current assets
Biological assets	22,994	23,235	-1%
Marketable securities	9,374	9,114	3%
Derivative financial instruments	1,028	1,013	1%
Diferred taxes	22,164	20,510	8%
Accounts receivable and other credits	256,363	203,533	26%
Investment properties	821,560	548,717	50%
Investments	5,719	1,256	n.a.
Property, plant and equipment	124,749	107,852	16%
Intangible assets	5,685	1,557	265%
Using rights	106,014	-	n.a.
	1,377,150	916,787	50.2%

Total assets	1,933,623	1,357,614	42.4%

Liabilities (R$ thousand)	03/31/2020	06/30/2019	Change
Current liabilities
Trade accounts payable and other obligations	94,295	98,070	-4%
Loans and financing	130,258	76,608	70%
Labor obligations	9,145	17,093	-46%
Derivative financial instruments	13,402	11,055	21%
Transactions with related parties	2,642	2,405	10%
Financial Leasings	33,887	21,387	58%
	283,629	226,618	25.2%

Non-current liabilities
Trade accounts payable and other obligations	76,840	19,451	295%
Loans and financing	313,003	209,245	50%
Diferred taxes	6,799	-	n.a.
Financial Leasings	148,432	20,943	609%
Provision for legal claims	1,465	824	78%
	546,539	250,463	118.2%

Total liabilities	830,168	477,081	74.0%

Equity
Share Capital	699,811	584,224	20%
Capital reserves	(34,292)	3,645	n.a.
Treasury shares	(31,501)	(35,208)	-11%
Profits reserves	281,052	281,052	0%
Proposed additional dividends	-	7,944	n.a.
Comprehensive Income	102,782	38,876	164%
Accumulated profit	85,603	-	n.a.
Total equity	1,103,455	880,533	25.3%

Total liabilities and equity	1,933,623	1,357,614	42.4%

(R$ thousand)	9M20	9M19	Change
CASH FLOW OF OPERATING ACTIVITIES
Profit (loss) for the period	85,603	140,076	-39%
Adjustments to reconcile net income
Depreciation and amortization	21,083	20,846	1%
Farm Sales Gain	(20,696)	(106,261)	-81%
Residual value of fixed assets	443	313	42%
Written-off in investment properties	492	10,652	-95%
Equity Pickup	89	(1,144)	n.a.
Gain unrealized results with derivatives	(4,060)	3,565	n.a.
Exchange rate, monetary and financial charges	46,275	18,778	146%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(61,677)	(4,784)	n.a.
Share based Incentive Plan (ILPA)	1,510	1,265	19%
Income and social contribution taxes	5,145	14,512	-65%
Fair value of biological assets and agricultural products and depletion of harvest	(119,721)	(54,772)	119%
Provision (Reversal) of impairment of agricultural products after harvest	1,111	436	155%
Allowance for doubtful accounts	(3,534)	908	n.a.
Provisions for lawsuits	581	(402)	n.a.
	(47,356)	43,988	n.a.
Changes in the Short Term Operating Capital
Trade accounts receivable	40,424	38,111	6%
Inventories	16,246	(48,222)	n.a.
Biological Assets	48,621	(42,059)	n.a.
Recoverable Taxes	(1,833)	(2,557)	-28%
Derivative Transactions	2,306	7,104	-68%
Other assets	(4,137)	(4,835)	-14%
Suppliers	(13,631)	11,555	n.a.
Related parties	(557)	(92)	n.a.
Taxes payable	30,476	(5,378)	n.a.
Income tax and social contribution	-	5,647	-100%
Labor obligations	(13,133)	(5,936)	121%
Advance from customers	(3,568)	(20,558)	-83%
Operating Leases	(18,890)	13,681	n.a.
Other obligations	430	3,456	-88%
Net Cash generated by (used in) operating activities	35,398	(6,095)	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(17,790)	(28,427)	-37%
Additions to property for investments	(11,994)	(22,269)	-46%
Redemption of (investment in) marketable securities	(4,012)	20,079	n.a.
Reduction (increase) of Investment and Participation	(4,127)	-	n.a.
Advances for Future Capital Increases	1,071	-	n.a.
Receivables from farm sale	-	(48)	n.a.
Net Cash generated by (used in) investment activities	3,742	23,650	-84%
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	-	-	n.a.
Interest from Loans and Financing	190,769	55,252	245%
Payment of loans and financing	(83,081)	(2,091)	n.a.
Generated (provided) net cash by financing activities	(50,000)	(40,999)	22%
Increase (decrease) in cash and cash equivalents	(41,457)	(36,671)	13%
FX Variation in cash and cash equivalents	(39,169)	(49,781)	-21%
Cash and cash equivalents initial balance	5,243	465	n.a.
Cash and cash equivalents - Merger with Agirfirma	106,627	104,314	2%
Cash and cash equivalents final balance	72,701	54,998	32%
	(33,926)	(49,316)	-31%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer